EXHIBIT 99.1

October 28, 2011

Immediate Report

To:	The Tel Aviv Stock Exchange
The Israeli Securities Authority

On October 27, 2011, Bezeq - The Israel Telecommunication Corp., Ltd. (the “Company”) was served with a claim and a motion to certify it as a class action, which was filed with the District Court in Tel Aviv.

The claim contends that the Company is illegally broadcasting a self-advertisement in the service of “Music on Hold” (a music played to the caller while calling a subscriber that purchased this service) to become a subscriber for the service.

The plaintiffs estimate the aggregate claim value for the entire class to be NIS 199.5 million, which is based on a demand to refund the service fees to the subscribers and a reimbursement for the illegal advertisement to the callers.

The Company is studying the claim and is unable at the present, to evaluate its likelihood of success.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.